<u>Memorundum of Understanding on the Joint Production of Hatchery Reared *Pinctada maxima* in West Lombok Between PT Autore Cultured Pearls and PT Cendana Indopearls</u>

This MOU is entered into between:

PT Autore Cultured Pearls (ACP)

And

PT Cendana Indopearls (CIP)

ACP and CIP agree to enter into a joint production arrangement for the breeding and rearing of the pearl oyster, *Pinctada maxima* at ACP's pearl farm lease and facilities located in West Lombok, Nusa Tenggara Barat. The arrangement will be on a season by season basis as described in the body of this MOU:

1. ACP will provide land based infrastructure, sea water intake system, existing sea based infrastructure and sea leases to the project and will be responsible for funding modifications to the existing building such that it can be used as a hatchery facility.
2. CIP will provide the bulk of the equipment required for the successful operation of the hatchery and will be responsible for re-designing the existing building at West Lombok.
3. CIP will be appointed the "Technical Manager" of the JV and will be responsible for the operational management of the project.
4. A management steering committee will be appointed. Each party will have equal representation on the committee. The committee will be responsible for reviewing the project.
5. A management structure for the project is to be agreed to prior to the commencement of the breeding season.
6. CIP will be responsible for providing technical support for the production of larvae and spat at the West Lombok hatchery.
7. Each party undertakes to support the project through the supply of broodstock, algal stocks and excess larvae that might reasonably be transported to the West Lombok project. Where one party cannot contribute an equal quantity (and quality) of broodstock, algal stock or excess larvae, they shall contribute cash at a predetermined rate.
8. ACP will manage the book keeping of the project and provide monthly reports to the accounts department of CIP to show what funds have been spent and what cash remains in the joint bank account. Accounts must be provided by ACP on a timely basis to ensure that CIP can comply with its stringent reporting requirements. CIP will assist in developing the necessary reporting protocol as appropriate under Indonesian corporate and tax legislation.
9. CIP will provide a report monthly to confirm what oyster stocks are on hand including information to support any significant oyster stock changes.

10. ACP will undertake to ensure that all taxes and government levies are paid in accordance with the law. If at any time it is determined by the Indonesian tax authorities that taxes have not been paid in accordance with the law, CIP will not be liable for any additional payments in the way of fines or penalties.
11. ACP and CIP will fund the operational requirements of the West Lombok project on an equal basis. A separate bank account for the project will be established in Mataram for the purpose of financing this joint operation. An initial equal capital contribution will be made by each party. Thereafter, funds will be contributed by each party based on the equivalent share of the previous months costs as determined by the presentation of a full set of reconciled accounts.
12. Sea based infrastructure in addition to that already present will be jointly funded by ACP and CIP. As part of the accounting report system, any jointly funded capital items will be depreciated at a rate agreed to prior to the purchase of the specific item.
13. ACP and CIP will be entitled to an equal share of all pearl oysters produced as a result of this production agreement.
14. Each hatchery cohort will be split equally between ACP and CIP once the oysters have reached a minimum of 8-10 cm in size unless a different arrangement has been entered into and signed off by both parties.
15. All assets owned by each party prior to commencement of this agreement will remain the property of the original owner.
16. This MOU will be reviewed on a yearly basis each July and extended for a year on a mutually agreed basis.
17. The annual review(s) will focus on the projects performance in relation to specific production and cost criteria. A list of key performance indicators is to be agreed to prior to the start of each hatchery season (September).
18. Should either party decide not to extend the agreement following review, capital items jointly purchased during the agreement will be offered for sale to either party at 50% of the depreciated book value. The party intending to purchase will be the buyer whilst the alternate party will be considered the seller.
19. n the event of the agreement not being renewed, funding will continue to be provided by both parties on an equal basis to ensure that any oysters which remain at the farm are maintained until such time as they are large enough to be relocated.
20. Both ACP and CIP will endeavour to the best of their ability to make the project a commercial success. Concerns on the part of any member of either party should be addressed to the management steering committee. The management steering committee must endeavour to resolve any issues promptly.

Signed: PT Autore Cultured Pearl Signed: PT Cendana Indopearls